UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

 For the month of February, 2025

 Commission File Number: 001-31522

Eldorado Gold Corporation
(Translation of registrant’s name into English)

1188-550 Burrard Street, Bentall 5 Vancouver, B.C. Canada V6C 2B5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☑

EXHIBIT INDEX

Exhibits

99.1	Audited Consolidated Financial Statements for the Years Ended December 31, 2024 and 2023
99.2	Management's Discussion and Analysis for the three and twelve months ended December 31, 2024
99.3	Consent of KPMG LLP
99.4	Consent of Simon Hille
99.5	Consent of Jessy Thelland

INCORPORATION BY REFERENCE

Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5 to this Form 6-K of Eldorado Gold Corporation (the “Company”) are hereby incorporated by reference into the Registration Statement on Form F-10 (File No. 333-272043) and the Registration Statements (File Nos. 333-261772, 333-103898, 333-107138, 333-122683, 333-145854, 333-153894, 333-160349, 333-176184, 333-180504, 333-197861 and 333-230600) on Form S-8 of the Company, as amended or supplemented.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELDORADO GOLD CORPORATION
(Registrant)

Date: February 20, 2025	/s/ Karen Aram Karen Aram Corporate Secretary